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January 23, 2001


BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:  Registration Statement on Form S-1 (File No. 333-31122) of Paymap Inc.

Ladies and Gentleman:

  Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-31122 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on February 25, 2000.

  In light of current market conditions, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement. The Registrant hereby also withdraws its request for confidential treatment (the "Confidential Treatment Application") with the understanding that the information for which confidential treatment was requested will not become publicly available.

  Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible and that all documents and materials submitted with or in connection with the Confidential Treatment Application be returned to the undersigned.

  If you have any questions regarding the foregoing application for withdrawal, please contact Victor A. Hebert at Heller Ehrman White & McAuliffe LLP, legal counsel to the Registrant, at (415) 772-6000

                                        Very truly yours,

                                        PAYMAP INC.

                                        By:  /s/ Marty Hughes
                                        President